Christopher J. Tafone   March 10, 2011
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022

        RE: The Gabelli Global Multimedia Trust Inc.
             File Nos.: 333-172191 and 811-08476

Dear Mr. Tafone;

        On February 11, 2010, your firm filed a registration statement on Form
N-2 on behalf of The Gabelli Global Multimedia Trust Inc. (the "Fund"), a
closed-end investment company registered under the Investment Company
Act of 1940, to register additional shares under the Securities Act of 1933 to
be sold in connection with a transferable rights offering to existing
shareholders. We have reviewed the registration statement and have the
following comments.

General

    1.   In your response letter, discuss the consideration that the Fund's
          board of directors gave to the determinations and findings set forth
          in Investment Company Release No. 9932 (Sept. 15, 1977); in this
          regard, please confirm that the directors made a determination that
          there is a reasonable likelihood that the existing shareholders
          would exercise a very substantial majority of the rights.

    2.   In your letter, describe the Fund's plans regarding registering rights
          under the Securities Exchange Act of 1934.

Prospectus

    3.   Cover Page—Pricing Table—Please add a footnote to "Total" to state
          that the figure assumes that all rights are exercised at the
          estimated subscription price. In addition, provide a footnote to
          "Estimated Subscription Price to the Public" to provide a
          methodology for the obtaining the estimated price.

4.   Cover Page--In the pricing table, you should consider expanding footnote 1 to provide, on a per share and total amount basis, the net proceeds to the Fund after deducting total estimated offering expenses.

5.   Cover Page--In a footnote to the pricing table include the estimated offering expenses of any preferred stock or debt offering that is expected to occur during the next 12 months, since the preferred stock or debt offering expenses will be borne by the holders of the Fund's common shares.

6.   Cover Page—In the paragraph following the pricing table, please add a statement informing investors that, assuming all shares offered are purchased, the proportionate interest held by non-exercising shareholders will decrease by one-third upon completion of the rights offering. In addition, add a statement in this paragraph about the history of the Fund's shares trading below net asset value. Include information concerning the basic terms of the over-subscription privilege and indicate, if true, whether Fund insiders may obtain control of the Fund through the exercise of the primary subscription and over-subscription privilege.

7.   Sale of Rights—If one receives one right for each outstanding share owned on the record date, how does trading on the rights begin three days prior to the record date?

8.   Risk Factors and Special Considerations—Dilution—Please add a statement about the history of the Fund's shares trading below net asset value.

9.   Fees and Expenses—Disclose whether or not the Fund anticipates leveraging through the offering of preferred stock during the next 12 months. If the Fund anticipates such an offering, then provide the following additional disclosure, as applicable:

   Under the Stockholder Transaction Expenses section of the fee table, provide a "preferred stock offering expenses borne by holders of common stock" line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example tabular presentation.

   Make clear that the "Other Expenses" line item includes the cost of issuing preferred stock.

Add a "Cost of Servicing Preferred Stock" line item (or, in the alternative, include such expenses in an appropriate caption, e.g., "Leverage Expense") before the "Total Annual Expenses" line item, and provide a footnote explanation. The cost of servicing preferred stock or leverage expense component should include all of the costs of servicing and issuing preferred stock stated as a percentage of net assets attributable to common shares.

State that the expense Example includes the cost of servicing preferred stock.

10.   The Offer—Disclose the percentage increase in common shares outstanding that will occur if all rights are exercised.

11.   Over-Subscription Privilege--Explain in your letter why this privilege has been structured to allow over-subscription requests to be honored in full (up to the amount of shares available) when doing so could increase the potential for the Fund's largest shareholders and/or speculators to gain control of the Fund.

12.   Use of Proceeds—If any proceeds from the offering will be used to reduce indebtedness, please so state. Also, please confirm to the staff that the proceeds are not intended to provide monies for the distribution policy, which may consist primarily of a return of capital. If they are so intended, please disclose this information.

13.   Principal Risks Associated with the Fund—Consider adding a heading "Risks Relating to This Offering", under which would be the disclosure about dilution. Under this heading, you also should consider adding the risk that, through this rights offering, the Fund's largest shareholders could increase their percentage ownership in the Fund and indicate, if true, that there also is the risk of Fund insiders obtaining control of the Fund.

14.   The Subscription Price
Please also provide information about the discount/premium using a more current sales price.

15.   Special Risks of Derivative Transactions
The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

16. **Dividends and Distributions**
Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

- Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

- Shareholders should not assume that the source of a distribution from the fund is net profit.

Also, please disclose the percentage of distributions that were a return of capital (or disclose the return of capital amount and total amount) during the last fiscal year. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

* * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

- The Fund is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Fund may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel